Exhibit 99.1

MMTEC, Inc. Announces Half Year 2023 Unaudited Financial Results

First Half Year of 2023 Financial Highlights

●	Revenues increased by 289.48% from approximately $0.73 million to approximately $2.86 million as a result of the acquisition of Alpha Mind Technology Limited, an insurance agency and insurance technology company (“Alpha Mind”), during the six months ended June 30, 2023.

●	Gross profit decreased by 79.64% to approximately $0.13 million as compared to approximately $0.62 million for the same period in 2022, while the gross profit margin was 4.44%, as compared to 84.93% for the same period in 2022. Alpha Mind has a relatively lower gross profit margin, since it mainly collects commission from selling insurance products as compensation for its agency services.

●	Loss from operations was approximately $3.09 million as compared to approximately $2.93 million for the same period in 2022. The increase was primarily attributable to the decrease in gross profit.

●	Net loss was approximately $14.45 million as compared to net loss of approximately $2.89 million for the same period of 2022. The increase in net loss is mainly attributable to the increase in interest expense of approximately $11.42 million from issuing convertible promissory notes.

●	Loss per share on a basic and a fully diluted basis were $0.46 and $0.30, respectively, as compared to loss per share on a basic and a fully diluted basis of $0.92 for the same period in 2022.

Xiangdong Wen, the Company’s Chief Executive Officer and Chairman, commented, “We completed the acquisition of Alpha Mind Technology Limited during the first half of 2023, which expanded the scope of our business into insurance agency industry. Our revenue increased to approximately $2.86 million for the first half of 2023 and further growth is expected for the remainder of 2023. In addition, we expect to continue to invest in our support teams for both our investment banking business and our insurance agency business.”

Mr. Wen continued, “The Company will continue to promote cooperative relationships with Chinese companies listed in the US and provide them with one-stop and high-quality investment banking services. In addition, we will actively expand the business scope to overseas market and set up overseas offices to help small and medium-sized companies in Europe and other Asian countries to provide initial listing, financing, mergers and acquisitions, and financial advisory services, helping them integrate into capital markets more efficiently as well as continuously enhance our competitiveness.”

Operating Results for Six Months Ended June 30, 2023

Revenues

The following tables illustrate the Company’s revenue by revenue type:

	For the Six Months Ended June 30,
	2023	2022
	US$	US$
Insurance agency services	2,794,364	-
Placement agent services	37,578	-
Market data services	-	71,928
Software sales	24,507	646,052
Fund management services	-	12,145
Commissions	-	3,275
Total revenues	2,856,449	733,400

Cost of Revenues

Cost of revenue consists primarily of commissions paid to distribution channels, internal labor costs and related benefits, and other overhead costs that are directly attributable to services provided.

Cost of revenues increased by approximately $2.62 million, or 2,370.46%, to approximately $2.73 million for the six months ended June 30, 2023 from $110,490 for the same period last year. The increase in cost of revenues is directly linked to the increase of insurance agency service revenues.

Gross Profit and Gross Margin

Gross profit was $126,834 for the six months ended June 30, 2023, representing gross margin of 4.44%, as compared to 84.93% for the same period in 2022. The decrease in gross profit margin is primarily attributed to our insurance agency business, which mainly collects commissions from selling insurance products as compensation for its agency services.

Operating Expenses

During the six months ended June 30, 2023 and 2022, respectively, operating expenses included selling and marketing, payroll and related benefits, professional fees, and other general and administrative expenses.

Selling and Marketing Costs

All costs related to selling and marketing are expensed as incurred. Selling and marketing costs increased by $121,559, or 13.70%, to approximately $1.01 million for the six months ended June 30, 2022 from $887,173 for the same period last year.

Payroll and Related Benefits

Payroll and related benefits totaled approximately $1.19 million for the six months ended June 30, 2023, as compared to approximately $1.02 million for the six months ended June 30, 2022, an increase of $168,240.

Professional Fees

For the six months ended June 30, 2023 and 2022, professional fees primarily consisted of audit fees, legal service fees, financial consulting fees and other fees associated with being a public company. Professional fees totaled $519,200 for the six months ended June 30, 2023, as compared to $696,556 for the six months ended June 30, 2022, a decrease of $177,356.

Other General and Administrative Expenses

For the six months ended June 30, 2023 and 2022, other general and administrative expenses were $497,530 and $943,867, respectively. The decrease in other general and administrative expense was mainly attributable to the decrease of $450,000 in litigation loss contingency, which represented an estimated fine of $450,000 from a FINRA investigation in 2022.

Loss from Operations

For six months ended June 30, 2023, loss from operations were approximately $3.09 million as compared to loss from operations of approximately $2.93 million for the six months ended June 30, 2022, an increase of $162,182, or 5.54%, which was mainly attributable to the decrease in gross profit and increase in selling and marketing costs, payroll and related benefits.

Other Income (Expense)

Other income (expense) includes interest income from bank deposits, interest expense from the issuance of convertible promissory notes, other income, and foreign currency transaction gain (loss). Other expense totaled approximately $11.35 million for six months ended June 30, 2023, as compared to other income of $40,416 for six months ended June 30, 2022, a change of $11.39 million which was mainly attributable to the increase in interest expense from the Company’s issuance of approximately $11.43 million in convertible promissory notes.

Income Taxes

Income tax  was $1,737 for the six months ended June 30, 2023 which was attributable from the insurance agency business acquired by the Company, while income tax amounted to nil for the six months ended June 30, 2022.

Net Loss

As a result of the factors described above, our net loss was approximately $14.44 million, or $0.46 per basic share and $0.30 per diluted share, for the six months ended June 30, 2023. Our net loss was approximately $2.89 million, or $0.92 per share (basic and diluted), for the six months ended June 30, 2022.

Net Loss attributable to MMTEC, Inc.

After deducting non-controlling interests of $67,694, net loss attribute to our holding company, MMTEC, Inc., was approximately $14.37 million for the six months ended June 30, 2023.

Foreign Currency Translation Adjustment

Our reporting currency is the U.S. dollar. The functional currency of MMTEC INC., MM Future Technology Limited, MM Fund SPC, HC Securities (HK) Limited, MMBD Trading Limited, MMBD Investment Advisory Company Limited, Fundex SPC, MM Global Securities, INC, Alpha Mind Technology Limited (BVI) is the U.S. dollar. The functional currency of Alpha Mind Technology Limited (HK) is the Hong Kong dollar. The functional currency of Gujia (Beijing) Technology Co., Ltd, Jiachuang Yingan (Beijing) Information & Technology Co., Ltd, Huaming Insurance Agency Co., Ltd and Huaming Yunbao (Tianjin) Technology Co., Ltd is the Chinese Renminbi (“RMB”). The financial statements of the Company’s subsidiaries whose functional currency is the RMB and Hong Kong dollar are translated to U.S. dollars using period end rates of exchange for assets and liabilities, average rate of exchange for revenue and expenses and cash flows, and at historical exchange rates for equity. Net gains and losses resulting from foreign exchange transactions are included in the results of operations. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation loss of $80,926 and a foreign currency translation loss of $55,780 for the six months ended June 30, 2023 and 2022, respectively. This non-cash loss had the effect of increasing our reported comprehensive loss.

Comprehensive Loss

As a result of our foreign currency translation adjustment, we had comprehensive loss of approximately $14.53 million and $2.94 million for the six months ended June 30, 2023 and 2022, respectively.

Financial Condition

As of June 30, 2023, the Company had cash of approximately $2.0 million, compared to approximately $3.83 million as of December 31, 2022. Total working capital was $1.75 million as of June 30, 2023, compared to working capital of $7.86 million as of December 31, 2022.

Net cash used in operating activities for the six months ended June 30, 2023 was approximately $3.02 million, compared to $4.15 million for the same period last year. Net cash used in investing activities was approximately $86.78 million for the six months ended June 30, 2023, compared to $6,036 for the same period last year. Net cash provided by financing activities was $88.0 million for the six months ended June 30, 2023, compared to $nil for the same period of last year.

As an entity that operates in the financial industry in China and the United States, the Company finds itself subject to the challenges posed by the ongoing tension in the trade relations between the countries.

Shares Authorized and Issued

The Company issued an unsecured senior convertible promissory note of $40.0 million to a non-U.S. investor on February 22, 2023. On February 24, 2023, the investor converted all outstanding balance of notes into ordinary shares, par value $0.01 per share, at conversion price of $0.05 per share, which represents 80,000,000 ordinary shares.

The Company issued a senior convertible promissory note of $70.0 million to an investor on March 31, 2023. On May 11, 2023, the investor converted $2.82 million of outstanding balance of the note into ordinary shares, par value $0.01 per share, at conversion price of $0.705 per share, which represents 4,000,000 ordinary shares.

The Company issued a senior convertible promissory note of $7.0 million to the sellers of Alpha Mind Technology Limited on June 7, 2023. On June 14, 2023, the sellers converted $3,950,000 of outstanding balance of the note into ordinary shares, par value $0.01 per share, at a conversion price of $0.395 per share, which represents 10,000,000 ordinary shares.

As a result, there were 99,145,041 common shares issued and outstanding as of June 30, 2023.

Legal Proceedings

In the normal course of business, MM Global Securities, Inc. (“MM Global”) is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker. As a regulated FINRA broker-dealer MM Global is subject to regulatory trading inquiries and investigations to determine whether any violations of federal securities or FINRA rules may have occurred. As such, MM Global has responded to FINRA inquires. MM Global submitted a Letter of Acceptance, Waiver, and Consent for the purpose of proposing a settlement of the alleged rule violations on September 9, 2022. Without admitting or denying the findings by FINRA related to Case Number 2019062623, the Company was censured and fined $450,000. Two individuals’ registration capacities were suspended for 45 days, fined $20,000 and $5,000 respectively. The Company elected to pay the fine via a 36 months’ installment plan with $38,250 installment fee. As of June 30, 2023 the Company has total unpaid balance of $272,025, recorded the current portion as “Accrued liabilities and other payables” and non-current portion as “Accrued Liabilities, Non-current” in consolidation financial statement.

Other than MM Global, we are currently not involved in any legal proceedings; nor are we aware of any claims that could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Recent Developments

On May 16, 2023, the Company entered into an Equity Acquisition Agreement (the “Purchase Agreement”) with Alfa Crest Investment Limited, a British Virgin Islands company (“Alfa Crest”), CapitoLabs Limited, a British Virgin Islands company (“CapitoLabs”, and together with Alfa Crest, the “Sellers”) and Alpha Mind Technology Limited, a British Virgin Islands company (“Target” or “Alpha Mind”). Pursuant to the Purchase Agreement, the Sellers agreed to sell and the Company agreed to purchase, the Sellers’ shares of Target’s issued and outstanding ordinary shares, which represent an 85% ownership stake in Target, for aggregate purchase price of $99,650,000 (the “Purchase Price”). The Purchase Price was paid as follows: (a) $1.0 million was paid by the Company to the Sellers as a good faith deposit on May 8, 2023, (b) the Company  paid the Sellers an aggregate of $91,650,000 in cash at closing, and (c) the Company paid the remaining $7.0 million of the Purchase Price to the Sellers in the form of a convertible promissory note.

The transactions contemplated in the Purchase Agreement closed on June 7, 2023. In accordance with the Purchase Agreement, the $1.0 million good faith deposit previously made by the Company was credited towards the Purchase Price. In addition, at closing, the Company paid the Sellers an aggregate of $91,650,000 in cash, and issued to the Sellers a senior convertible promissory note (the “Note”) for the remaining $7.0 million of the Purchase Price. The note accrues interest at 1% per annum and matures 24 months following the effective date. The note is convertible at any time and the conversion price will be calculated with a discount of fifty-four percent (54%) to the lowest closing price of the last twenty (20) trading days immediately prior to the date of the conversion notice.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

About MMTEC, Inc.

Headquartered in Hong Kong, China, we mainly focus on investment banking and asset management, providing customers with one-stop and all-round financial services. In addition to traditional incubation and investment in domestic and foreign companies listed in the United States, we also launched the HiFund platform to attract global institutional and individual investors to invest in the most competitive Chinese assets.

More information about the Company can be found at: www.haisc.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding its continued growth, business outlook, and other similar statements are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F and its subsequent filings. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

(UNAUDITED)

	As of
	June 30, 2023	December 31, 2022
	US$	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,004,307	$3,825,477
Accounts receivable, net	2,364,950	295,683
Loan receivable, net	676,643	4,620,824
Security deposits - Current	7,984	8,274
Short-term investment	266,513	-
Prepaid expenses and other current assets	1,774,171	172,205
Deferred offering cost	112,748	112,748

Total current assets	7,207,316	9,035,211

NON-CURRENT ASSETS:
Security deposits - Non-current	136,723	140,746
Property and equipment, net	205,738	184,423
Deposit for business acquisition	-	1,000,000
Operating lease right -of - use assets	844,778	1,055,127
Intangible asset	5,224,439	-
Goodwill	106,935,130	-
Deferred Tax Assets - Non-current	70,681	-
Other non-current assets	691,965	-

Total non-current assets	114,109,454	2,380,296

Total assets	$121,316,770	$11,415,507

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Salary payable	283,281	372,980
Accrued liabilities and other payables	3,133,483	395,352
Advance from customer	288,696	-
Accrued interest	1,343,600	-
Operating lease liabilities - Current	475,931	405,591

Total current liabilities	5,524,991	1,173,923

NON-CURRENT LIABILITIES:
Accrued liabilities - Non-current	146,475	209,250
Operating lease liabilities - Non-current	406,460	647,983
Convertible bond	58,311,869	-

Total non-current liabilities	58,864,804	857,233

Total liabilities	$64,389,795	$2,031,156

SHAREHOLDERS’ EQUITY:
Common shares ($0.01 par value; 50,000,000 shares authorized; 99,145,041 and 5,145,041 shares issued and outstanding at June 30, 2023 and December 31, 2022)	991,451	51,451
Additional paid-in capital	77,557,407	31,727,407
Accumulated deficit	(36,630,402)	(22,253,030)
Accumulated other comprehensive loss	(206,665)	(141,477)

Total shareholders’ equity attributable to MMTEC, INC.	41,711,791	9,384,351

Non-controlling interests	15,215,184	-

Total shareholders’ equity	56,926,975	9,384,351

Total liabilities and shareholders’ equity	$121,316,770	$11,415,507

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(IN U.S. DOLLARS)

(UNAUDITED)

	For the six months ended June 30, 2023	For the six months ended June 30, 2022
	US$	US$
REVENUES	$2,856,449	$733,400

COST OF REVENUES	2,729,615	110,490

GROSS PROFIT	126,834	622,910

OPERATING EXPENSES:
Selling and marketing	1,008,732	887,173
General and administrative
Payroll and related benefits	1,191,171	1,022,931
Professional fees	519,200	696,556
Other general and administrative expenses	497,530	943,867

Total Operating Expenses	3,216,633	3,550,527

LOSS FROM OPERATIONS	(3,089,799)	(2,927,617)

OTHER INCOME (EXPENSE)
Interest income	61,959	19,663
Interest expense	(11,425,657)	-
Other income	12,090	2,576
Foreign currency transaction (loss)/gain	(1,922)	18,177

Total Other Income (Expense)	(11,353,530)	40,416

LOSS BEFORE INCOME TAXES	(14,443,329)	(2,887,201)

INCOME TAXES	(1,737)	-

NET LOSS	(14,445,066)	(2,887,201)

Less: Net loss attributable to non-controlling interest	(67,694)	-

NET LOSS ATTRIBUTABLE TO MMTEC, INC.	$(14,377,372)	$(2,887,201)

COMPREHENSIVE LOSS:
NET LOSS	(14,445,066)	(2,887,201)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	(80,926)	(55,780)

TOTAL COMPREHENSIVE LOSS	(14,525,992)	(2,942,981)

Less: Comprehensive loss attributable to non-controlling interests	(83,432)	-

COMPREHENSIVE LOSS ATTRIBUTABLE TO MMTEC, INC.	$(14,442,560)	$(2,942,981)

NET LOSS PER COMMON SHARE
Basic	$(0.46)	$(0.92)
Diluted	$(0.30)	$(0.92)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic	31,154,116	3,137,001
Diluted	83,411,491	3,137,001

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(IN U.S. DOLLARS)

(UNAUDITED)

	Common Shares*		Additional		Accumulated Other	Total
	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Loss	Shareholders’ Equity
		US$	US$	US$	US$	US$
Balance, December 31, 2021	3,137,001	$31,370	$29,884,600	$(16,607,654)	$43,408	$13,351,724
Net loss for the six months ended June 30, 2022	-	-	-	(2,887,201)	-	(2,887,201)
Foreign currency translation adjustment	-	-	-	-	(55,780)	(55,780)
Balance, June 30, 2022	3,137,001	$31,370	$29,884,600	$(19,494,855)	$(12,372)	$10,408,743

*	After giving effect to the reverse stock split effected on July 13, 2022.

	Common Shares		Additional		Accumulated Other	Non-	Total
	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Loss	controlling Interests	Shareholders’ Equity
		US$	US$	US$	US$	US$	US$
Balance, December 31, 2022	5,145,041	$51,451	$31,727,407	$(22,253,030)	$(141,477)	-	$9,384,351
Acquisition of additional non-controlling interest	-	-	-	-	-	15,298,616	15,298,616
Conversion of bond to equity	94,000,000	940,000	45,830,000	-	-	-	46,770,000
Net loss attributable to MMTEC, INC. for the six months ended June 30, 2023	-	-	-	(14,377,372)	-	-	(14,377,372)
Net loss attributable to non-controlling interests	-	-	-	-	-	(67,694)	(67,694)
Foreign currency translation adjustment	-	-	-	-	(65,188)	(15,738)	(80,926)
Balance, June 30, 2023	99,145,041	$991,451	$77,557,407	$(36,630,402)	$(206,665)	$15,215,184	$56,926,975

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

(UNAUDITED)

	For the six months ended June 30, 2023	For the six months ended June 30, 2022
	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(14,445,066)	$(2,887,201)
Adjustments to reconcile net loss from operations to net cash used in operating activities:
Depreciation expense	21,969	39,024
Allowance for bad debts	(204)	-
Gain on short-term investment	(534)
Non-cash lease expense	204,510	163,218
Foreign currency transaction loss (gain)	(3,326)	(18,177)
Deferred taxes expense	111	-
Imputed interest expense	11,425,469	-

Change in operating assets and liabilities:
Operating lease liabilities	(187,244)	(193,925)
Accounts receivable	(147,016)	(278,617)
Accounts payable	86,202	-
Security deposits	211	(41,604)
Prepaid expenses and other current assets	(500,283)	(1,115,439)
Advance from customers	291,658	(121,382)
Salary payable	(140,660)	(37,390)
Accrued liabilities and other payables	376,638	338,252

NET CASH USED IN OPERATING ACTIVITIES:	(3,017,565)	(4,153,241)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of property and equipment	7,903	-
Purchase of property and equipment	-	(6,036)
Loan repayment from to third parties	293,945	-
Cash proceeds from acquisition	916,840	-
Deposit for business acquisition	1,000,000	-
Long-term investment in equity	(89,000,000)	-

NET CASH USED IN INVESTING ACTIVITIES	(86,781,312)	(6,036)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible bond	88,000,000	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	88,000,000	-

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(22,293)	(23,890)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,821,170)	(4,183,167)

CASH AND CASH EQUIVALENTS - Beginning of period	3,825,477	11,206,220

CASH AND CASH EQUIVALENTS - End of period	$2,004,307	$7,023,053

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$(188)	$-
Income taxes	$(1,737)	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition by issuing convertible promissory note	$7,000,000	$-
Conversion of bond to equity	$46,770,000	$-
Remeasurement of the lease liabilities and right-of-use assets due to lease modification	$-	$830,860